UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Witel Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

977390 10 3
(CUSIP Number)

Moshe Solomonow
94 Ahuza St. Raanana, Israel

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 4, 2008
(Date of Event which Requires Filing of this Statement)

1    Name of Reporting Person
Moshe Solomonow
Raanana, Israel

     I.R.S. Identification No. of Above Person
Not applicable.  Non-U.S. citizen

2    Check the Appropriate Box if a Member of a Group
(a)  [_]
(b)  [_]

3    SEC Use Only

4    Source of Funds
PF

5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6    Citizenship or Place of Organization
Citizen of Israel

Number of	7	Sole Voting Power
Shares		1,250,000 shares
Owned
By Each	8	Shared Voting Power
Reporting		0
Person
With	9	Sole Dispositive Power 1,250,000 shares
	10	Shared Dispositive Power 0

11   Aggregate Amount Beneficially Owned by Each Reporting Person
1,250,000

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
[_]
13   Percent of Class Represented by Amount in Row (11)
19.4%

14   Type of Reporting Person
IN

Item 1.   Security and Issuer.

This statement relates to shares of common stock, $0.001 per share, (the "Common Stock") of Witel Corp. a Nevada corporation (the "Company").

Item 2.   Identity and Background.

This Statement is filed by Moshe Solomonow (the "Reporting Person"), whose address is Raanana, Israel. Moshe Solomonow is a citizen of Israel.

During the last five years, to the best knowledge of the Reporting Person, the Reporting Person has not(i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

All purchases of common stock of were made using personal funds.

Item 4.   Purpose of Transaction.
All Witel Corp securities owned by Moshe Solomonow have been acquired for investment purposes only.

Item 5.   Interest in Securities of the Issuer.

a) 1,250,000 shares of Common Stock.

(b) Moshe Solomonow has sole dispositive power over 1,250,000 shares of Common Stock.

(c) In the sixty days prior to the date herein, Moshe Solomonow did not engage in any transactions involving Witel Corp’s Common Stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.   Material to be Filed as Exhibits.

     Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2009

/s/ Moshe Solomonow
Moshe Solomonow